SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Stock Exchange Release April 24, 2007 at 12:30

UPM TO BUILD NEW WORLD-CLASS LABEL MATERIALS OPERATION IN POLAND

UPM is continuing the strong development of its label business by building a world-class self-adhesive label materials factory in Poland. The value of the investment is EUR 90 million. Construction of the factory will begin in the third quarter of this year, and production is scheduled for start-up in the final quarter of 2008.

The new production and logistics centre will serve the growing eastern European markets and meet increasing demand for filmic label materials European-wide.

“For UPM, this will be the first industrial operation in eastern Central Europe. Label business is one of UPM’s core businesses, and a strategic growth area for the company. We have invested strongly in its development in recent years, and its sales and result have developed favourably. Today’s announcement is a consistent step in the strategy,” says Jussi Pesonen, President and CEO of UPM.

The new factory will feature newest proprietary technology both in coating and finishing. It will supply a wide range of high-quality film and paper labelstock products with water-based acrylic and hot-melt adhesives.

“This will secure us and UPM Raflatac’s label printing customers in Europe a solid growth platform for many years to come. Our on-going global strategic development programme, which has necessitated building new, modern production facilities in North America, Asia and now in Europe, will be largely complete. Our aim is to become the leading supplier in Europe, where particularly films and eastern Europe are strong key growth drivers,” says Heikki Pikkarainen, President of UPM’s Label Division.

For further information please contact:

Mr Heikki Pikkarainen, President, UPM, Label Division, mobile +358 40 760 5758

Mr Jan-Erik Forsström, Senior Vice President, Europe, UPM Raflatac,

mobile +358 40 502 9412

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UPM-KYMMENE CORPORATION

Date: April 24, 2007	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations